EXHIBIT 99.1



MEDIA RELEASE

Royal Wolf delivers trading EBITDA of $37.1m, an increase of 20.9% over FY2011 and 5.5% ahead of prospectus forecast.

Increase in container fleet capital expenditure while maintaining average utilisation indicates Royal Wolf is well equipped and on track for continued growth.

Key points on the results *(NB All comparisons to prior period are on a pro forma basis)*

- Revenues of $137.6 million were at record levels, 7.9% ahead of FY2011. The company has a diversified client base and enjoyed particular growth in the Freight, Construction and Resources industries.

- Trading EBITDA was $37.1 million (margin of 26.9%) representing an increase of 20.9% over the $30.1 million achieved in FY2011 and an increase of 5.5% over the prospectus forecast for FY2012.

- Significant increase in lease fleet to 36,497 from 30,170 at 30 June 2011 provides a strong platform for future growth, with full year impact to be realised in FY2013.

- Net Profit after Tax Pre Amortisation (NPATA) of $15.6m, marginally below prospectus forecast by $0.4m due to investment in container fleet resulting in financing costs of $7.0m, exceeding prospectus forecast of $4.7m. Financing costs also included an unrealised mark to market loss on interest rate swaps of $0.8m.

- Royal Wolf's first dividend of 3.5c per share (franked to 68.6%) was paid in April 2012 and a final dividend of 4.5c per share (unfranked) will be paid on 2 October 2012 (record date 20 September 2012).



- The demand from all sectors increased container leasing revenue, with container sales revenue remaining relatively consistent. Average utilisation of 84.2%, within target range and in line with prior year of 84.6%.

- As reported through our FY2012 quarterly updates the trend of increasing capital expenditure through the year to meet market opportunities has been managed to achieve average utilisation rates whilst the fleet size is adequate to meet growing demand.

To assist readers to better understand the result, the comparisons below are to pro forma results for the equivalent period in the prior year. The adjustments made to arrive at the pro forma numbers are on the same basis as set out in the 2011 prospectus and enable meaningful comparisons. The adjustments include transactions which have no relevance to the current structure of the company and adjustments to eliminate certain non-recurring items such as FX (gains/(losses)) on US dollar loans repaid from IPO proceeds, management and trademark licence fees paid to the US parent company which ceased on 31 May 2011 and the non-recurring retention share grant and loyalty bonus payments.

($ in millions, FYE 30 June)	Actual FY2012	Prospectus FY2012	Pro forma Historical FY2011
Container sales revenue	77.1	76.3	75.5
Container leasing revenue	60.5	59.7	52.0
Total revenue	137.6	136.0	127.5
Trading EBITDA*	37.1	35.2	30.7
EBITDA	36.4	35.2	30.1
EBIT	23.7	22.9	16.7
NPATA	15.6	16.0	
NPAT	11.6	12.0	

*Trading EBITDA is calculated to eliminate the impact of unrealised exchange gains and losses and mark to market revaluation of FX hedge instruments which we do not consider to be indicative of the performance of our ongoing operations.

Robert Allan, Chief Executive Officer said: "The results reinforce Royal Wolf's ability to deliver growth from our customer focus, containerised product range and scale. Following our successful IPO in May 2011, we



have been able to equip our business to expand revenue and margins while maintaining average utilisation."

"Our three product segments of containerised portable storage, portable buildings and freight containers have all demonstrated container leasing revenue growth in FY2012 compared to FY2011."

"The organic growth in FY2012 was very strong and exceeded the prospectus forecast. We are now stocked at optimal levels to meet our near term forward order and enquiry levels and we continue to adjust our procurement decisions as demand and utilisation require."

"Royal Wolf continues to seek profit accretive acquisitions. The completion of an acquisition in Auckland within FY2012 and, as recently announced, an acquisition in Rockhampton completed in July 2012 complement our organic growth achievements."

"We are excited by the challenges and the opportunities. Royal Wolf has a diversified customer base with strong retention; we are investing in product development and building our leasing fleet both organically and through bolt on acquisitions. We plan for growth and to increase shareholder value: the early signals of the new financial year reinforce our confidence in our strategies."

For further information please contact:

Robert Allan   Greg Baker
Chief Executive Officer   Chief Financial Officer
+61 2 9482 3466   +61 2 9482 3466

About Royal Wolf

Royal Wolf is Australasia's largest provider of container solutions with 25 Customer Service Centres located throughout Australia & New Zealand and a hire fleet of 36,497 containers at 30 June 2012. Royal Wolf has 17 years of experience and a commitment to providing superior customer service. We offer over 90 container based designs with applications in portable storage, portable buildings, mining camps and freight containers. Royal Wolf was the recipient of Finance Asia's "listing of the year 2011" after its May 31 2011 listing on the Australian Stock Exchange.